Exhibit 99

News

RiT TECHNOLOGIES REPORTS Q4 AND FULL-YEAR 2008 RESULTS

– New Products & Partnerships Position Company to Weather Challenging
Economic Climate –

Tel Aviv, Israel – February 4, 2009 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the fourth quarter and full year ended December 31, 2008.

Revenues for the fourth quarter of 2008 were $4.5 million compared with $8.8 million for the fourth quarter of 2007. Net loss for the quarter was $(0.7) million, or $(0.03) per share (basic and diluted), compared to net income of $92,000, or $0.01 per share (basic and diluted) in the fourth quarter of 2007.

For the twelve month period, revenues were $22.6 million compared with $23.4 million for 2007. Net loss for the period was $(1.2) million, or $(0.07) per share (basic and diluted), compared with $(5.3) million, or $(0.36) per share (basic and diluted) for 2007. Net loss for the twelve-month period included a write-off of $0.2 million for slow-moving inventory (reflected in Cost of Sales), and non-cash share-based compensation expense of $271,000, while net loss for 2007 included a write-off of $1.8 million for slow-moving inventory, and non-cash share-based compensation expense of $408,000. Excluding these write-offs, non-GAAP net loss for 2008 was $(0.8) million, or $(0.04) per share (basic and diluted), and non-GAAP net loss for 2007 was $(3.1) million, or $(0.21) per share (basic and diluted).

Comments of Management
“We are disappointed with our fourth quarter results which were significantly below our expectations, reflecting projects delays that are expected to materialize during the first half of 2009,” commented Mr. Avi Kovarsky, RiT’s President & CEO. “At the same time, we are pleased to report that our current pipeline includes sizeable deals for both Carrier and Enterprise customers, and that, to our knowledge, none of the opportunities in our sales pipeline has been cancelled – for example, our strategic field trial with a Russian service provider, which we believe could lead to a multi-million dollar project, was delayed but continues to offer us exciting potential. However we, like so much of the IT industry, are clearly being affected by the global economic slowdown, which has significantly reduced available credit and lengthened the sales cycle.

“Nonetheless, the need to do more with less has made it critical for organizations to begin automating their IT processes, a trend that is giving rise to new interest in our solutions. We are excited by the industry reception elicited by our two newest products, SiteWiz and RiT Paladin, each of which expands our addressable markets significantly. In parallel, we are establishing new partnerships in India and Singapore – regions that have been less affected by the economic situation – to continue to expand our capabilities in these high-potential markets.”

Mr. Kovarsky concluded, “At the current time, the market remains too uncertain for projections, and we foresee the possibility of continuing weakness, at least for the first quarter. Nonetheless, we feel well positioned to weather the storm. With exciting new products, we are reaching out to more prospects than ever, and continue investigating new directions for leveraging our experience and technology. As such, with full awareness of the challenges, we remain optimistic and continue working to attain our long-term potential.”

RiT Technologies Ltd.

News

Conference Call Details
The Company will host a conference call to discuss these results today, Wednesday, February 4th, at:

10:00 a.m. Eastern Standard Time 9:00 a.m. Central Standard Time 8:00 a.m. Mountain Standard Time 7:00 a.m. Pacific Standard Time 17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

U.S. (toll free) - 1-866-345-5855 International - +972-3-918-0610

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=55369

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EST) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone: +972-3-766-4249 or fax: +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	December 31, 2008	December 31, 2007
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	6,111	3,850
Trade receivables, net	3,737	4,536
Other current assets	536	370
Inventories	3,978	3,684

Total Current Assets	14,362	12,440

Other Assets
Long term trade receivable	351	-
Long term investment	1,579	1,713

	1,930	1,713
Property and Equipment
Cost	3,502	3,376
Less - accumulated depreciation	2,958	2,734
	544	642

Total Assets	16,836	14,795

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	3,101	3,838
Other payables and accrued expenses	2,286	2,459
Total Current Liabilities	5,387	6,297

Long term Liability
Liability in respect of employees' severance benefits	2,076	2,178
Total Liabilities	7,463	8,475

Shareholders' Equity
Share capital	559	389
Treasury stock	(27)	(27)
Additional paid-in capital	36,681	32,580
Accumulated deficit	(27,840)	(26,622)
Total Shareholders' Equity	9,373	6,320

Total Liabilities and Shareholders' Equity	16,836	14,795

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S dollars in thousands, except for per share data)

	For the three months ended December 31,		For the twelve months ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	(Audited)

Sales	4,538	8,830	22,556	23,369
Cost of sales	2,344	4,823	11,080	14,156

Gross profit	2,194	4,007	11,476	9,213

Operating costs and expenses:
Research and development:
Research and development, gross	925	1,101	3,781	4,722
Less - royalty-bearing participation	0	0	104	110

Research and development, net	925	1,101	3,677	4,612

Sales and marketing	1,400	2,175	6,351	7,633

General and administrative	556	650	2,718	2,334

Total operating expenses	2,881	3,926	12,746	14,579

Operating Income (loss)	(687)	81	(1,270)	(5,366)
Financial income, net	(39)	11	52	64

Net Income (loss)	(726)	92	(1,218)	(5,302)

Net income (loss) per ordinary share (basic
and diluted)	(0.03)	0.01	(0.07)	(0.36)

Weighted average number of ordinary shares,
used to compute Basic net Income (loss )
per ordinary share	20,835,420	14,677,574	16,485,578	14,670,175

Weighted average number of ordinary shares,
used to compute Diluted net Income ( loss )
per ordinary share	20,835,420	14,677,574	16,485,578	14,670,175

RiT Technologies Ltd.